UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐         No  ☒

Contacts in Santiago, Chile	March 30, 2017

Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com

Relevant Information to the Market:

Coca-Cola Andina announces the incorporation of AdeS® to its portfolio in its franchise territories

•                  The Coca-Cola System has finalized the acquisition of AdeS® from Unilever

•                  AdeS® is a plant-based beverage currently sold in Mexico, Colombia, Brazil, Argentina, Chile, Uruguay, Paraguay, and Bolivia

•                  The acquisition is the latest progress in ongoing efforts to expand our portfolio of high-quality, great tasting, and functional beverages for consumers.

The Coca-Cola Company (NYSE: KO), together with its bottlers in Latin America, announced today the closing of the acquisition of Unilever’s (LN:ULVR) AdeS® plant-based beverage business. The Coca-Cola Company is now the sole owner of the AdeS® brand.

On December 27, 2016, Coca-Cola Andina confirmed to The Coca-Cola Company its decision to participate in the AdeS business, and thus commercialize such products in all of its franchise territories. Coca-Cola Andina pledged to invest approximately US$42 million.

Bottlers participating in the transaction are as follows: Coca-Cola FEMSA, Arca Continental, Embotelladora Andina, Embonor, Corporacion Del Fuerte, Corporacion Rica, Bepensa, Embotelladora del Nayar, Embotelladora de Colima, Solar, Brasal, Bandeirantes, Sorocaba, Simoes, Uberlandia, CVI, Lee, and Monresa. Jugos del Valle S.A.P.I. de C.V., our joint venture with bottling partners in Mexico, also participated in the transaction.

Founded in 1988 in Argentina, AdeS® is the leading soy-based beverage brand in Latin America. As the first major brand launched in the category, AdeS® pioneered the development of the second largest global market for soy-based beverages. The AdeS® brand currently has a presence in Brazil, Mexico, Argentina, Uruguay, Paraguay, Bolivia, Chile, and Colombia.

“We are excited to add AdeS® to our expanding beverage portfolio in Latin America as it enables us to increase the number of nutritious and delicious products offered to our consumers. AdeS® is a leading brand in the plant-based beverage category, which is growing rapidly and is of great interest to our customers and consumers across the markets that we serve.” said Alfredo Rivera, President, Latin America Group, The Coca-Cola Company.

“Together with The Coca-Cola Company we are pleased to announce the incorporation of AdeS® to our portfolio, in our franchise territories.” This is a vegetable protein based beverage, which opens up new opportunities for portfolio development. The incorporation of this type of product is in line with our strategy to serve our consumers in the wide-ranging and growing portfolio of ready-to-drink beverages that will begin developing around the world. We are confident that we will successfully incorporate this new product to our portfolio, leveraging on our extensive distribution network, which reaches more than 52 million consumers in the four countries in which we operate, a market which we service through more than 259 thousand customers.” said Miguel Ángel Peirano, Coca-Cola Andina’s Chief Executive Officer.

AdeS® will become part of the expanding beverage platforms of the Coca-Cola System in Latin America. Over the last few years, the Coca-Cola System has increased its presence in Latin America in juice/dairy/plant-based category cluster, as evident by the acquisition of key brands such as Jugos del Valle (multiple Latin America markets), Santa Clara (Mexico), Tonicorp (Ecuador), Estrella Azul (Panamá), and Verde Campo (Brazil), among others.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

About The Coca-Cola Company:

The Coca-Cola Company (NYSE: KO) is the world’s largest beverage company, refreshing consumers with more than 500 sparkling and still brands and nearly 3,900 beverage choices. Led by Coca-Cola, one of the world’s most valuable and recognizable brands, our company’s portfolio features 21 billion-dollar brands, 19 of which are available in reduced-, low- or no-calorie options. These brands include Diet Coke, Coca-Cola Zero, Fanta, Sprite, Dasani, vitaminwater, Powerade, Minute Maid, Simply, Del Valle, Georgia and Gold Peak. Through the world’s largest beverage distribution system, we are the No. 1 provider of both sparkling and still beverages. More than 1.9 billion servings of our beverages are enjoyed by consumers in more than 200 countries each day. With an enduring commitment to building sustainable communities, our company is focused on initiatives that reduce our environmental footprint, create a safe, inclusive work environment for our associates, and enhance the economic development of the communities where we operate. Together with our bottling partners, we rank among the world’s top 10 private employers with more than 700,000 system associates.

About Coca-Cola Andina:

Coca-Cola Andina (Bolsa de Santiago: Andina-A, Andina-B, NYSE (ADR): AKO/A, AKO/B) is one of the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2016 more than 4.4 billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlantico, S.A., Brazil (through Rio de Janeiro Refrescos Ltda., Chile (through Embotelladora Andina, and in all of Paraguay (through Paraguay Refrescos. The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavia families control the Company in equal parts. The Company`s proposal to generate value is being leader in the non-alcoholic beverage market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers, the community in which operates and with its strategic partner Coca- Cola. For more information visit www.koandina.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, March 30, 2017